UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN
FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.
469 NORTH HARRISON STREET
PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2010 and 2009	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2010 and 2009	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2010	18

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To The Retirement and Administrative Committee, Plan Administrator and Participants
Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees (formerly the Church & Dwight Co., Inc. Profit Sharing Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey
June 29, 2011

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009
Investments, at fair value:
Church & Dwight Co., Inc. common stock	$30,153,275	$30,049,926
Mutual funds	48,285,866	37,879,214
Collective trusts	16,094,863	15,930,164
Totals	94,534,004	83,859,304
Receivables
Notes receivable from participants	1,589,912	1,630,112
Employer contributions	3,354,008	4,986,376
Totals	4,943,920	6,616,488
Net assets available for benefits, at fair value	99,477,924	90,475,792
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(633,785)	(344,381)
Net assets available for benefits	$98,844,139	$90,131,411

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$8,861,829	$9,388,721
Dividend and interest income	1,738,746	1,411,681
Totals	10,600,575	10,800,402
Contributions:
Participant	2,185,190	2,377,677
Employer	4,174,576	5,760,997
Totals	6,359,766	8,138,674
Other additions - including interest income on notes receivable from participants	87,342	142,605
Totals	17,047,683	19,081,681
Deductions from net assets attributable to:
Distributions to participants	8,246,483	3,567,995
Other deductions	2,875	725
Totals	8,249,358	3,568,720
Net increase in plan assets before transfers	8,798,325	15,512,961
Transfers to other plans	(85,597)	(270,779)
Net increase in plan assets after transfers	8,712,728	15,242,182
Net assets available for benefits:
Beginning of year	90,131,411	74,889,229
End of year	$98,844,139	$90,131,411

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:
The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:
Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In 1994, the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Establishment of New Plan:
Effective January 1, 2006, the Plan was renamed the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All hourly employees of the Company are eligible for participation in the Plan except for the following:

Hourly employees from Green River, Wyoming, hired before July 1, 1987 are not permitted to share in the allocation of any profit sharing contributions if the employee made an irrevocable election to stay in the Church & Dwight Co., Inc. Pension Plan For Green River Plant Hourly-Paid Employees (effective January 1, 2006, it is known as the Retirement Plan for Hourly Employees). All other hourly employees in Green River, Wyoming are eligible to make pre- and post-tax contributions, receive Company match, and receive the profit sharing contribution.

Effective July 16, 1998, the definition of regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Lakewood, New Jersey facility. However, these employees were not permitted to share in the Profit Sharing contribution until the Plan year beginning January 1, 2001.

Effective July 1, 2001, a regular employee included any nonunion hourly-paid employee of the Company who was employed at the Company’s North Brunswick, New Jersey, Harrisonville, Missouri or Chicago, Illinois facilities.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
General (continued):
As of December 31, 2009, the North Brunswick and Chicago facilities have been closed. Employees at the Company’s North Brunswick, New Jersey facility were not permitted to share in any allocations of profit sharing contributions until the Plan year beginning January 1, 2002.

Effective September 28, 2001 a regular employee included any non-union hourly-paid employees in the Colonial Heights, Virginia facility and any non-union hourly-paid employees of Armkel, LLC.

Effective January 1, 2002 BioVance Technologies, Inc. was added to the Plan as a participating employer and the definition of a regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Oskaloosa, Iowa facility. These employees were eligible for pre-tax and post-tax contributions, and receive Company match and profit sharing on the effective date above.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide Participants and Beneficiaries an ownership interest in the Company.

Effective January 1, 2006, Church & Dwight Virginia Co., Inc. was added to the Plan as a participating employer and the recently organized hourly union employees were added to the definition of Regular Employee. These union employees are eligible for pre-tax, post-tax, Company match and a maximum of a 4% profit sharing contribution regardless of the contribution that is allocated to the rest of the eligible employee population. Employees who are covered under the collective bargaining agreement are no longer eligible for the profit sharing contribution if they are approved for long-term disability.

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

Effective August 22, 2008, Church & Dwight Virginia Co., Inc. ceased to be a separate entity and the employees in Colonial Heights, Virginia again became employees of Church & Dwight Co., Inc. with no changes to the benefits outlined above.

Employees at the London, Ohio facility who are members of The United Industrial Service, Transportation, Professional and Government Workers of North America are not and never have been, permitted to share in any allocations of profit sharing contributions and/or matching contributions.  The London Plant was sold on March 12, 2010.

Effective April 15, 2010, the Plan was amended to allow Green River employees in the Retirement Plan for Hourly Employees to participate in the Profit Sharing portion of the Plan following the termination of the Retirement Plan for Hourly Employees.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Administrative expenses:
Administrative costs are paid by the Company and by the Plan.

Contributions:
Participants may elect to make pre-tax, Roth 401K (effective July 1, 2009) or post-tax contributions of 1% to 6% of compensation provided, however, that all contributions are in fixed multiples of 1%. The Company matches $0.50 for each $1.00 of each participant’s pre-tax Roth 401K or post-tax contribution up to the first 6%. Participants may also elect to make additional pre-tax, Roth 401K effective July 1, 2009, or post-tax contributions that are not matched (HCE, highly compensated employees, are subject to separate limits). Effective July 1, 2003, the Plan maximum was changed so that total participant contributions cannot exceed 70% of compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

Until July 1, 2009, the Company’s matching contributions of participants with less than 3 years of service were invested in the Company Stock Fund. For all other participants and for participants with less than 3 years of service effective July 1, 2009, Company match contributions are directed to the fund allocation selected by the participant. Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 50% (20% as of July 1, 2009) of such contributions are contributed to the Company Stock Fund.

Each year the Company shall make a profit sharing contribution to the fund in such amount as the Board in its discretion deems appropriate to Plan participants eligible as of December 31.  The minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place. Effective July 1, 2009, the first 1% of the profit sharing contribution percentage will be invested in Company stock.  For collectively bargained employees in Colonial Heights Virginia, the profit sharing contribution is 4%.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Contributions (concluded):
A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. If no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company.  The Plan does not accept rollover from a Roth IRA.

Participant accounts:
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:
Participants are fully vested at all times in their pre-tax Roth 401K or post-tax contributions and rollover contributions. Effective August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Service	Vested Percentage (%)
Less than 2 years	0
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant's profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant's profit sharing account and Company matching contributions upon the attainment of normal retirement age, or death. Employees who are approved for long-term disability are eligible for a continuing profit sharing contribution provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution ends after two years and the account is paid out based upon the vesting schedule above. Participants with 20 or more years of service at the onset of their disability are subject to different limits.  Profit sharing does not continue for bargaining unit employees who are approved for long-term disability at the Company’s Colonial Heights, Virginia Facility.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):
Notes receivable from participants:
A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:
Distribution may be taken as a lump-sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted.

Forfeitures:
Forfeitures of non-vested Company matching and profit-sharing contributions are used to reduce future Company contributions. During the years ended December 31, 2010 and 2009, Company matching and profit-sharing contributions were reduced by $322,278 and $219,142, respectively, for such forfeitures. The amount in the forfeitures account was $379,880 and $263,110 as of December 31, 2010 and 2009, respectively.

Note 2 - Summary of significant accounting policies:
Basis of presentation:
The accompanying financial statements are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the full benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 2 - Summary of significant accounting policies (concluded):
Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:
Investments in mutual funds are carried at market as determined by Vanguard Fiduciary Trust Company (the "Trustee"), based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:
Benefits are recorded when paid.

Reclassifications:
Certain amounts in the 2009 Financial Statements have been reclassified to conform to the current year presentation.

Note 3 - Investments:
The following table presents investments that represent 5% or more of the   Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Church & Dwight Co., Inc. common stock	$30,153,275	$30,049,926
Vanguard Retirement Savings Trust	16,094,863	15,930,164
T. Rowe Price Blue Chip Growth Fund	7,127,379	6,390,174
Pimco Total Return Bond Fund	5,693,259	-

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (concluded):

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:
	2010	2009
Church & Dwight Co., Inc. common stock	$4,035,365	$2,142,814
Columbia Mid Cap Value Fund	183,233	215,719
Munder Mid Cap Core Growth Shares	499,427	425,402
Neuberger Berman Genesis Fund	440,138	396,035
PIMCO Total Return Bond Fund	(6,331)	222,218
T. Rowe Price Blue Chip Growth Fund	947,602	1,778,240
Thornburg International Value Fund	434,898	742,650
Van Kampen Growth & Income Fund	243,877	399,537
Vanguard S&P 500 Index Fund	149,631	258,692
Vanguard Small Cap Index Fund	143,442	100,665
Vanguard Target Retirement 2005 Fund	8,755	14,929
Vanguard Target Retirement 2010 Fund	70,900	123,399
Vanguard Target Retirement 2015 Fund	219,331	263,335
Vanguard Target Retirement 2020 Fund	220,237	348,407
Vanguard Target Retirement 2025 Fund	250,986	339,646
Vanguard Target Retirement 2030 Fund	252,680	402,777
Vanguard Target Retirement 2035 Fund	217,381	309,438
Vanguard Target Retirement 2040 Fund	164,314	255,707
Vanguard Target Retirement 2045 Fund	104,971	160,000
Vanguard Target Retirement 2050 Fund	71,625	100,911
Vanguard Target Retirement Income Fund	2,803	2,588
Vanguard Wellington Fund	206,564	385,613
Totals	$8,861,829	$9,388,722

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:
Effective July 1, 2009, the first 1% of the profit sharing contribution percentage is a nonparticipant directed investment and the Company matching contribution for participants with less than 3 years of service are no longer nonparticipant directed investments.

Note 5 - Related party transactions:
The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company's common stock transactions qualify as party-in-interest transactions.

Note 6 - Plan termination:
The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:
The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 8 - Risks and uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 - Fair value measurements:
On January 1, 2008, the Plan adopted a Financial Accounting Standards Board (FASB) fair value measurements accounting standard, which defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB standard are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9 - Fair value measurements (continued):
Financial assets carried at fair value at December 31, 2010 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Church & Dwight Co., Inc common stock	$30,153,275	-	-	$30,153,275
Mutual funds:
Mid cap equity securities	3,897,745	-	-	3,897,745
Small cap equity securities	2,562,718	-	-	2,562,718
Large and mid cap value stocks and bonds	2,929,091	-	-	2,929,091
International equities	4,077,447	-	-	4,077,447
Growth and income funds	9,448,500	-	-	9,448,500
Index funds	2,267,908	-	-	2,267,908
Bond funds	5,693,259	-	-	5,693,259
Target date funds	17,029,328	-	-	17,029,328
Money market funds	379,870	-	-	379,870
Common collective trusts	-	-	$16,094,863	16,094,863
Totals	$78,439,141	-	$16,094,863	$94,534,004

Financial assets and liabilities carried at fair value at December 31, 2009 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Church & Dwight Co., Inc common stock	$30,049,926	-	-	$30,049,926
Mutual funds:
Mid cap equity securities	2,693,889	-	-	2,693,889
Small cap equity securities	1,822,535	-	-	1,822,535
Large and mid cap value stocks and bonds	2,508,789	-	-	2,508,789
International equities	3,313,089	-	-	3,313,089
Growth and income funds	8,437,761	-	-	8,437,761
Index funds	1,812,425	-	-	1,812,425
Bond funds	4,102,825	-	-	4,102,825
Target date funds	12,924,800	-	-	12,924,800
Money market funds	263,101	-	-	263,101
Common collective trusts	-	-	$15,930,164	15,930,164
Totals	$67,929,140	-	$15,930,164	$83,859,304

Equity securities, mutual funds and company common stock are valued using market prices on active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 9 - Fair value measurements (concluded):

Level Three Gains and Losses:

Level 3 Assets
Year Ended December 31, 2010
Common Collective Trust
Balance, beginning of year	$15,930,164
Dividends and interest	444,616
Purchases, sales, issuances and settlements (net)	(279,917)
Balance, end of year	$16,094,863

Common collective trust
The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 10 - Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of amounts reported in the 2010 and 2009 financial statements to amounts reported in the 2010 and 2009 Form 5500:

	2010	2009
Net assets available for benefits, per the financial statements	$98,844,139	$90,131,411
Adjustment from contract value to fair value for full benefit-responsive investment contracts	633,785	344,381
Net assets available for benefits, per Form 5500	$99,477,924	$90,475,792
Net appreciation in fair value of investments, per the financial statements	$8,861,829	$9,388,721
Adjustment from contract value to fair value for full benefit-responsive investment contracts	289,404	541,768
Net appreciation in fair value of investments, per Form 5500	$9,151,233	$9,930,489

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 11 - Investment Contract:
The Plan entered into a benefit-responsive investment contract with Vanguard Retirement Services Master Trust (the “Trust”).  The Trust maintains contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Vanguard and the Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% for the contracts with the Trust. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include but are not limited to the following: (1) partial or complete legal termination of the Trust or a unit holder, (2) tax disqualification of the Trust or unit holder, and (3) certain Trust amendments if issuers’ consent is not obtained. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain data related to the benefit-responsive contracts in effect in 2010 and 2009 is presented below:

	2010	2009
Average yields:
Trust:
Based on actual earnings	3.58%	3.31%
Based on interest rate credited to participants	1.97%	3.26%

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES
EIN #13-4996950
Plan #006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Line 4i)
DECEMBER 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$10,818,655	$30,153,275
Columbia Mid Cap Value Fund	Mutual Fund	979,186	1,172,720
Munder Mid Cap Core Growth Shares	Mutual Fund	2,168,659	2,725,025
Neuberger Berman Genesis Fund	Mutual Fund	2,166,427	2,562,718
PIMCO Total Return Bond Fund	Mutual Fund	5,579,355	5,693,259
T. Rowe Price Blue Chip Growth Fund	Mutual Fund	5,621,750	7,127,379
Thornburg International Value Fund	Mutual Fund	3,394,570	4,077,447
Van Kampen Growth & Income Fund	Mutual Fund	2,033,291	2,321,121
*Vanguard S&P 500 Index Fund	Mutual Fund	1,196,224	1,383,741
*Vanguard Small Cap Index Fund	Mutual Fund	720,476	884,167
*Vanguard Target Retirement 2005 Fund	Mutual Fund	123,765	137,334
*Vanguard Target Retirement 2010 Fund	Mutual Fund	783,736	863,875
*Vanguard Target Retirement 2015 Fund	Mutual Fund	2,403,170	2,653,569
*Vanguard Target Retirement 2020 Fund	Mutual Fund	2,172,035	2,468,128
*Vanguard Target Retirement 2025 Fund	Mutual Fund	2,375,628	2,696,496
*Vanguard Target Retirement 2030 Fund	Mutual Fund	2,150,159	2,473,056
*Vanguard Target Retirement 2035 Fund	Mutual Fund	1,858,168	2,153,983
*Vanguard Target Retirement 2040 Fund	Mutual Fund	1,336,402	1,573,006
*Vanguard Target Retirement 2045 Fund	Mutual Fund	933,285	1,098,875
*Vanguard Target Retirement 2050 Fund	Mutual Fund	740,994	861,337
*Vanguard Target Retirement Income Fund	Mutual Fund	45,986	49,669
*Vanguard Prime Money Market	Mutual Fund	379,870	379,870
*Vanguard Wellington Fund	Mutual Fund	2,568,225	2,929,091
*Vanguard Retirement Savings Trust	Collective Trust	15,461,078	16,094,863
		68,011,094	94,534,004
*Notes receivable from participants (various maturity dates with interest rates ranging from 4.25% to 9.25%)	Loan	1,589,912	1,589,912
Totals		$69,601,006	$96,123,916

* Party-in-interest.
See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Hourly Employees

Date:	June 29, 2011	By:	/s/ Jacquelin J. Brova
		Name:	Jacquelin J. Brova
		Title:	Executive Vice President, Human Resources
Church & Dwight Co., Inc.